2445 Nashville Road Bowling Green, Kentucky 42101 Holley.com

January 2, 2025

VIA EDGAR

Claire Erlanger

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Holley Inc.
Form 10-K for the Year Ended December 31, 2023
Form 10-Q for the Quarter Ended June 30, 2024
File No. 001-39599

Dear Ms. Erlanger and Mr. Woody:

Holley Inc. (“we,” “us,” “our” or the “Company”) submits this letter in response to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated December 19, 2024, regarding the above referenced filings and has provided the below response. For convenience of reference, the comment contained in the Staff’s letter is reprinted below in italics, followed by our response.

Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 29

1.	We note your response to our prior comment 1. Please revise future filings to remove the adjustment related to the strategic product rationalization charge from your Non-GAAP financial measures, as it is not presented in accordance with the guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and confirms that it will remove the adjustment related to the strategic product rationalization charge from its Non-GAAP financial measures in future filings.

*                          *                          *

If you have any questions, please contact me at 615-294-3644, or by email at jesseweaver@holley.com.

Sincerely,

HOLLEY INC.

By:	/s/ Jesse Weaver
Name: Jesse Weaver
Title: Chief Financial Officer

cc:	Carly Kennedy, General Counsel
David Freed, Mayer Brown LLP